NowRx

PHARMACY ON DEMAND

Cary Breese
CEO/Co-Founder
cary@nowrx.com

Disclosure - Forward-Looking Statements

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



We Believe Retail Pharmacy is Broken

- 1 Billion Hours Spent Annually Waiting in Line[1]
- Median Wait time per Rx: 45 Minutes[2]
- 30% of Orders Out of Stock, Requiring 2nd Trip[3]

[1] Billion prescriptions annually (IMS Health), average wait time (WSJ).
[2,3] Wait Time for Filling Prescriptions", Boehringer Ingelhelm Pharmaceuticals, 2013

Our Solution: Pharmacy On-Demand



12:30
Home
Medication
pharmacist?
Waive Consult
Request Consult
Cyclobenzaprine 10mg
By David T. Derrer, Heart Surgeon
Prescription Out The Door
20 Lincoln Central Plaza,
New York, NY
ETA : 10 mintues

(actual screen shot)

Our Mission:

- ✓ Never go to a pharmacy again
- ✓ Prescription is **delivered to patients** at home or work
- ✓ Same day delivery[1]: **FREE**
- ✓ One-Hour Delivery[1]: $5

[1] On orders that are in stock and insurance plan approval is received on first request.



Our Goal: Technology-Leveraged Pharmacy


NowRx
$20

Mobile App


NowRx
NowRx

Advanced Pharmacy Mgt. System & Inventory System


NowRx
5 Miles

Logistics & Predictive Delivery Routing


NowRx

Optimized Wholesaler Purchasing System

The above statements represent future, rather than current offerings, and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance or achievements.

Why Build Your Own Pharmacy?

We Believe, No Viable Platform or Demand Aggregation Play

U for X

Uber for X

SHARING ECONOMY

Sharing Economy

Side 1   Side 2

Platform

2-Sided Platform

- **Regulation**

- **Disintermediation Risk**

- **Customer Experience**

- **Mail Order is Incomplete Solution**

The above statements represent management opinions. They do not represent guarantees of future results, levels of activity, performance or achievements.



Execution and Traction

2015 Timeline



Jun — Founded NowRx

Jul — Leased first location

Aug-Oct — California & DEA licenses

Nov — Insurance plan contracts

Dec — Launched NowRx app

2016 Monthly Revenue*

Actual

Projected

$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0

Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

*Past performance is not an indication of future results. This figure is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Nov Revenue: $97.5k, up 21% from Oct

The above figures represent management's current plan and are subject to risks and uncertainties. These statements are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance or achievements, all of which cannot be made.



Size of Opportunity

The below figure represents management estimates and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance or achievements, all of which cannot be made.

$306B
US Rx

$225B
Retail Rx

$153B
64 & under[2]

$45B
Convenience
Shoppers[1]

TAM[3] = 20% of Retail Rx Market $45B

[1]Busy Professionals - Estimate 1: High Income – Annual income between $90K and $400k (24.5%). US Census Bureau; Estimate 2: Consumers to pay for convenience (36%). M/A/R/C Research, 2016. Average of these values= ~30%.
[2]64 & Under share of Retail Pharmacy market = 68% of Retail – IMS Health, Xponent National, Jan 2014
[3]20% is the product of convenience shoppers (30%) percentage and share of 64 and under percentage (68%); [20%=~ 30% * 68% with rounding].



Competitors

Courier Services & Mail Services	Bought Traditional Pharmacy, Added Same-Day Delivery	Re-Building Pharmacy From Ground Up
		1-Hour Delivery / Logistics
phil **THE pill CLUB** **RobinHealth** **nurx**	**NimbleRx** ($12M – Sequoia/Khosla) **ScriptDash** ($6M – Jackson Square Ventures) **CAPSULE** (Seed)	**NowRx**
− Revenue primarily from Delivery − May not be able to legally receive prescriptions from Physicians − Cannot legally handle controlled substances − Logistics: Point-to-Point	+ Revenue from Rx Sales + Logistics: Hub and Spoke − Existing Pharmacy Bottlenecks and Systems − Optimized for Same-Day Delivery	+ Revenue from Rx Sales + Logistics: Hub and Spoke + Ability to Optimize Workflow and Customer Service + Optimized for **One-Hour Delivery, On-Demand** + **Hourly Delivery Windows** + **User experience Oriented**

The above figure represent management opinion and is meant for illustrative purposes. It does not represent the entire scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance or achievements.

Defensibility - Planned Development


2015
2016
2017
2018
Mobile App
R&D
Refill Dispensing Automation - Robotics
R&D
Implementation
Enhanced Medication Adherence Management
Collaboration Layer
Patient Reported Data
Pharmacy Specific Logistics Layer
Route Optimization
Predictive Refill Routing
Predictive Med Compliance Profiles
Data Collection
Implementation

This figure reflects management's current views with respect to future events based information currently available and is subject to risks and uncertainties. These figure is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Go-To-Market

Referral Channels

1 Providers & Doctors

Marketing Rep outreach, info lunches, etc. – **Better compliance drives better health**

2 Health Institutions

Discharge meds to Surgery centers, skilled nursing, home care – **Reduced re-admissions**

3 Employer Groups

Partner programs with other employee health services, benefits and products – **Worker productivity and lower health plan costs**



The above figure represent management's current views with respect to future events. These statements are meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance or achievements, all of which cannot be made.

NowRx

Team



CARY BREESE
CEO & CO-FOUNDER

- Multi-time startup CEO & Founder
- Technology & Insurance
- CEO @GenieDB (wound down);
- CEO @Trafalgar (acq. 2011)
- SVP @CIGNA Group
- BSEE & Actuary



MICHAEL PELLINI, MD
INVESTOR

- CEO @Foundation Medicine: NASDAQ: FMI ($1B market cap)
- President/COO @Clariant: acq. GE ($580M)
- Jefferson Medical (MD)



SUMEET SHEOKAND
CTO & CO-FOUNDER

- Multi-Time startup CTO & VP Eng
- Line of Business applications
- Big Data and data warehousing
- @Experian, @Idealab, @X1
- MBA UCLA



BARRY KARLIN, PHD
INVESTOR

- Founder/CEO @CRC Health (acq. $720M)
- Founder/CEO @eGetGoing
- Founder/CEO @Navigation Tech
- PhD and MS @Stanford - Eng-Econ



MELISSA BOSTOCK, Pharm D
Lead Pharmacist

- 10+ years pharmacist
- Manager Target Pharmacy (5 yrs)
- Pharm D, UCSF
- MS Public Health UCLA
- BS Microbiology, Immunology, UCLA



JERRY MILLER, PHARM.D.
ADVISOR

- 30+ years hospital clinical pharmacy
- Retail pharmacy, corporate retail
- Pharmacy benefit management
- Healthcare/managed care consulting



Thank You



Contact Information
Cary Breese, CEO, NowRx, Inc.
2224 Old Middlefield Way, Suite J
Mountain View, CA 94043
c: 949-412-2142
email: cary@nowrx.com